Exhibit 4.8

EXECUTION COPY

AGREEMENT IN PRINCIPLE

between

KERZNER INTERNATIONAL LIMITED,

and

NAKHEEL, LLC

Dated: September 22, 2003

AGREEMENT IN PRINCIPLE

AGREEMENT IN PRINCIPLE dated as of September 22, 2003 (this “Agreement”), between Kerzner International Limited, a Bahamian corporation (“KZL”), and Nakheel, LLC (“Nakheel”).

RECITALS

KZL is an internationally recognized resort and hotel developer and operator with extensive experience in developing and operating hotel and resort properties in various jurisdictions throughout the world.

Nakheel is a corporation incorporated in Dubai, the UAE.

KZL owns and operates a 2,300 room resort in the Bahamas which it operates under the brand “Atlantis”.

KZL and Nakheel believe that the development of an Atlantis branded resort complex on Palm Island will assist in creating the dynamic attractions necessary for the success of Palm Island, Jumeirah as a tourist destination.

KZL and Nakheel desire to form a joint venture (the “JV Entity”) to develop and own Atlantis, Palm Island.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

1.1                               Definitions.                                As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, as to a party, any corporation or other entity or person controlled by, under common control with, or which controls, directly or indirectly, such party.

“Board of Directors” means the Board of Directors of the JV Entity which shall consist of two members appointed by KZL (or one of its Affiliates) and two members appointed by Nakheel.

“Cash Contributions” means the cash contributions of $60 million to be made to the JV Entity by each of  KZL and Nakheel at the Closing.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Debt Financing” means the Debt Financing with commercial banks with substantially the terms set forth on Exhibit A.

“Developable Condition” means that the Site shall be in such condition, including the supply of all standard utilities and other infrastructure, such that it can support the development and operation of the Project.

“Development Services Agreement” means the Development Services Agreement to be dated as of the Closing Date between KZL (or one of its Affiliates) and the JV Entity, pursuant to which KZL (or one of its Affiliates) shall perform certain development services for the JV Entity, such Development Services Agreement to have substantially the commercial terms set forth on Exhibit B.

“Dollars” or “$” means United States Dollars.

“Equity/Mez Financing” means the private placement of Equity and Mezzanine Financing with substantially the terms set forth on Exhibit C.

“Ground Lease” means the Ground Lease Agreement pursuant to which the JV Entity shall lease the Site from Nakheel, such Ground Lease to have the substantive terms set forth on Exhibit D.

“JV Entity” means the entity to be formed by KZL Member and Nakheel, which will own the Project and all facilities located on the Site, such entity to be a limited liability corporation or such other form as the parties may agree.

“JV Formation Documents” means the certificate of incorporation, by-laws and Shareholders’ Agreement or such other documents as may be agreed by the parties pursuant to which KZL and Nakheel form the JV Entity, such JV Formation Documents to include the provisions set forth on Exhibit E.

“KIML Palm Island Account” means the bank account of KIML into which each of Nakheel and KZL have deposited $500,000, and which will be used to pay for development costs pending the formation of the JV Entity.

“License Agreement” means the License Agreement pursuant to which the JV Entity will license from KZL the name “Atlantis” for use with respect to the Project, which License Agreement shall contain the provision set forth on Exhibit F.

“Management Agreement” means the Management Agreement to be dated as of the Closing Date between KZL (or one of its Affiliates) and the JV Entity, pursuant to which KZL (or one of its Affiliates) shall provide certain management services to include the substantive terms set forth on Exhibit G.

“Operative Documents” means the Development Services Agreement, JV Formation Documents, Ground Lease, License Agreement and Management Agreement.

“Project” means the Atlantis, Palm Island facilities to be developed on the Site as set forth on Exhibit H.

“Site” means the property listed on Exhibit I attached hereto on which the Project will be developed.

“Special Site Services” means any power, infrastructure, utility or services that the Site needs to support the Project, which are in addition to the power, infrastructure, utilities or services provided to the Site for a typical 1000-room hotel project.

ARTICLE II

Joint Development

2.1                               Joint Development of the Properties.   The parties through the JV Entity agree to jointly own the Project and the facilities to be developed on the Site in connection therewith.

2.2                               Project Development.  As soon as possible after the occurrence of the Closing, the JV Entity will begin the development of the Project on the Site.

2.3                               Formation of JV Entity.  As soon as practicable after the execution of this Agreement, the parties shall cause the JV Entity to be formed, and the equity interests of the JV Entity will be owned 50% by KZL and 50% by Nakheel. The JV Entity shall initially be capitalized with an aggregate of $5 million of shareholders’ capital and shall have governance and other provisions consistent with the JV Formation Documents.

2.4                               Nature of Investor.  Each of the parties may form a wholly owned subsidiary for the purpose of holding its interest in the JV Entity.

ARTICLE III

Closing

3.1                               Closing.  At the Closing, subject to the satisfaction (or waiver by the applicable party) of the conditions set forth in Article IV hereof, KZL and Nakheel shall execute and/or deliver, or cause its respective Affiliates to execute and deliver, the following documents, and/or shall undertake or cause its Affiliates to undertake, the following actions as applicable:

(a)                                  each of the Operative Documents shall be executed and delivered by the appropriate parties thereto;

(b)                                 the JV Entity shall be formed (if it has not previously been formed);

(c)                                  the Cash Contributions shall be made to the JV Entity; and

(d)                                 the definitive documents evidencing binding commitments with respect to the Debt Financing and Equity/Mez Financing shall be executed.

3.2                               Time and Place of Closing.  The Closing shall be at 10:00 am within five business days from the date that the conditions set forth in Article IV hereof are satisfied or waived or such other date and time as agreed by the parties (the “Closing Date”) and shall take place in Dubai (or such other place as the parties shall agree).

ARTICLE IV

Conditions to Closing

4.1                               Closing Conditions.  The obligations of each party hereto to consummate the transactions contemplated hereby, unless specifically waived in writing by such party, is subject to fulfillment of the following conditions on or prior to the Closing Date:

(a)                                  Governmental Consents.  All governmental actions, consents or approvals required to be taken or obtained that are necessary in connection with the transactions contemplated by this Agreement shall (a) have been taken, given or obtained and (b) be in full force and effect at the Closing.

(b)                                  Representations and Warranties.  The representations and warranties of each party contained in Article VI shall be true and correct as of the date of this Agreement, and at the Closing with the same effect as if made at and as of the Closing.

(c)                                  Status of the Site.  The Site shall be free and clear of all liens, claims and encumbrances. The Site shall be in Developable Condition and no condition shall exist on or about the Site that would make it unsuitable for development for its intended purposes.

(d)                                  Debt Financing and Equity/Mez.  The JV Entity shall have arranged binding commitments for the Debt Financing and Equity/Mez Financing.

(e)                                Exclusivity.  The JV Entity shall have received adequate assurances that (i) for five years from opening that there shall be no additional dolphin swims or encounter experiences or aquariums on Palm Island, Jebel Ali and (ii) during the term of the Management Agreement there will be no additional dolphin swims or encounter experiences or aquariums on Palm Island, Jumeriah. In addition, during the term of the Management Agreement, KZL shall have a right of first refusal to develop and operate any dolphin swims or encounter experiences or aquariums on Palm Island, Jebel Ali.

(f)                                    Legal Opinions.  KZL shall have received legal opinions to the effect that the Operative Documents are valid and such other legal opinions as may be reasonably requested and are customary for commercial transactions in Dubai.

The parties agree that, without prejudicing a party’s right to terminate this Agreement in accordance with its terms, in the event that any condition is not satisfied they will work in good faith to attempt to agree terms pursuant to which Closing will occur.

4.2                               Financing Condition Covenant.  The parties agree that in the event the condition contained in Section 4.1 (d) cannot be satisfied, they shall negotiate in good faith for 90 days to agree an alternative financing structure mutually acceptable to the parties; provided, however, nothing contained in this Section 4.2 shall prejudice a party’s right to terminate this Agreement in accordance with its terms if an agreement is not reached after such 90-day period.

ARTICLE V

Exclusive Relationship

5.1                               Exclusive Relationship.  The parties agree that while this Agreement is in effect the JV Entity will be the exclusive vehicle through which any of them will be involved, directly or indirectly, in any water-based theme parks or any aquaria on Palm Islands, Jumeira.

ARTICLE VI

Representations and Warranties

6.1                               Organization.                    KZL represents that it is a duly formed Bahamian corporation, and is validly existing and in good standing under the laws of the Commonwealth of The Bahamas. Nakheel represents that it is a duly formed Dubai company.

6.2                               Authority.  Each of KZL and Nakheel with respect to itself  represents to the other that (a) it has full power and authority to enter into this Agreement and the Operative Documents to which it is a party, (b) the execution, delivery and performance of this Agreement and the Operative Documents (when executed by it) and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action and (c) this Agreement is, and each other Operative Document when executed and delivered will be, a legal, valid, binding and enforceable agreement of and against parties signing such document.

6.3                               Conflicts.  Each of KZL and Nakheel with respect to itself represents to the other that except for consents that are required and will be obtained prior to Closing, neither the execution and delivery of this Agreement or any other Operative Document (when executed) nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under, its organizational documents, (b) conflict with, result in a material breach of any of the material terms, conditions or provisions of, or constitute a default or an event of default under, any instrument, agreement, contract, mortgage, indenture, deed of trust, franchise, license, judgment, order, award or decree to which it or one of its Affiliates, or any of their property, is bound or (c) require the approval, consent or authorization of, or the making of any declaration, filing or registration with, any federal, state or local court, governmental authority or regulatory body.

6.4                               Litigation.  Each of KZL and Nakheel with respect to itself represents to the other that there are no actions, suits, proceedings, judgments or court orders or decrees pending or, to its knowledge, threatened, which would reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this Agreement or any Operative Document (when executed by it).

6.5                               No Governmental Action.  Each of KZL and Nakheel with respect to itself represents to the other that, to the best of its knowledge, it is not subject to any pending or threatened action, suit, proceeding, hearing, investigation of, in or before any governmental or regulatory office or authority which, if adversely decided, would have a material adverse effect on such party or its business reputation, the formation of the JV Entity, or the ownership, development, operation, management of the Project.

ARTICLE VII

Covenants

7.1                               Further Assurances.  Following the execution and delivery of this Agreement, each party shall take all reasonable actions necessary or appropriate to ensure that the conditions to the Closing are timely satisfied.  From and after the Closing, each party shall do, execute and perform all such other acts, deeds and documents as may be from time to time reasonably required in order to carry out fully the intent and purposes of this Agreement.

7.2                               Assignment.   Each party may assign its rights and obligations hereunder to a wholly-owned Affiliate; provided, however, such assigning party shall not be released from its obligation hereunder.  Except as provided above, neither this Agreement nor any Operative Documents, may be assigned by any party without the prior written consent of the other party, which consent may be withheld at its sole discretion.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity shall have any right, benefit or obligation under this agreement as a third party beneficiary or otherwise.

7.3                               Confidential Information.  Each party hereby agrees that any information provided at any time to such party by the other party in connection with the negotiation, performance or enforcement of this Agreement which has not been generally disclosed to the public or which the other party did not already have knowledge of independent of the disclosure as part of this transaction (the “Confidential Information”), including, without limitation, any information contained in proprietary software systems, any management techniques and any customer and database information provided to the JV Entity (except as expressly permitted hereunder), shall be kept in confidence; provided, however, that any of such information may be disclosed to a party’s employees, agents, attorneys, auditors, accountants, financial advisors, banks or other financial sources that need to know such Confidential Information (it being agreed that such representatives or persons will be informed by such party of the confidential nature of such Confidential Information and directed to treat such Confidential Information confidentially, and that such party will be responsible for any disclosures of Confidential Information by its representatives).  In the event that a party becomes legally compelled to disclose any Confidential Information, such party shall provide the other party with prompt prior written notice of such requirement so that the other party may seek a protective order or other appropriate remedy unless such notice is prohibited by law.  In the event such protective order or other remedy is not obtained, the party legally compelled to disclose such Confidential Information agrees to disclose only that portion of the Confidential Information which, in the opinion of such party’s counsel, is legally required to be disclosed.  The parties acknowledge and agree that, notwithstanding the provisions of this Section 7.3, the parties shall be entitled to disclose and use the Agreed Description (as defined in Section 7.4 hereof) of the relationship of the parties.

7.4                               Publicity.  Neither party shall issue or make, or allow any Affiliate to issue or make, any press release or public announcement relating to the subject matter of this Agreement without the prior approval of the other party; provided, however, that any party or an Affiliate of any party may make any public disclosure it believes in good faith is required by applicable law, any listing or trading agreement concerning its publicity-traded securities or in connection with any governmental filings (in which case the party which intends to issue such press release or make such public announcement will advise the other party prior to making the disclosure and provide the other party opportunity to comment upon the release or announcement).  The parties shall, as soon as practicable after the date hereof, use their reasonable best efforts to agree on one or more descriptions of the relationship of the parties hereunder (an “Agreed Description”).  At any time prior to the termination of this Agreement, the parties shall be entitled to use the Agreed

Description in all communications, advertising, announcements and other materials used in connection with the conduct of their respective business.

7.5                               Activities Pending Closing.  The parties agree to work together on a development plan for the Project and agree that all out-of-pocket costs associated with the development plan pending the formation of the JV Entity shall be paid from the KIML Palm Island Account. After the formation and capitalization of the JV Entity in accordance with Section 2.3, all development costs shall be paid by the JV Entity.  The budget for such development plan shall be agreed between KZL and Nakheel.

ARTICLE VIII

Termination and Remedies

8.1                               General Termination.  Each party shall have the right to terminate this Agreement by delivery of thirty (30) days written notice thereof to the other party in the event the Closing has not occurred by March 31, 2004 or such later date as the parties may agree.

8.2                               KZL Termination.  Prior to the Closing, either party shall have the right to terminate this Agreement without liability if it reasonably believes, based on advice from the financial advisor appointed by the parties, that the Debt Financing or Equity/Mez Financing would not be available on terms reasonably acceptable, provided that this termination right is only exercised following a consultation meeting between the parties.

8.3                               Effect of Termination.  Notwithstanding the termination of this Agreement as provided in Section 8.1 hereof, the provisions of Section 7.3 (Confidential Information) shall continue in full force and effect.  In the event of the transactions contemplated herein do not close  (i) each party shall be responsible for all of its costs and expenses associated with the preparation and negotiation of this Agreement and the Operative Documents, (ii) the parties will share equally all costs and expenses associated with the development plan (provided that such costs and expenses were agreed by the parties) and (iii) to the extent that the JV Entity had already been formed, it shall be dissolved and all unused cash in the JV Entity or the KIML Palm Island account, after satisfaction of items included in item (ii) above, will be returned to the parties in equal shares.

8.4                               Remedies.  Any termination in accordance with the  terms of this Agreement shall be without liability; provided however, in the event either party fails to perform its obligations hereunder, the other party shall have all rights and remedies available at law or in equity, including, where appropriate, injunctive relief without bond or surety.

ARTICLE IX

Miscellaneous

9.1                               Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or by courier service at a party at the following address (or to such other address as such party may have specified by notice given to the other parties pursuant to this provision):

If to KZL:	Kerzner International Limited
2-4 Packhorse Road
Gerrards Cross
Buckinghamshire
England, United Kingdom
SL9 7QE

Attention: Charles D. Adamo
Executive Vice President
Corporate Development & General Counsel
Facsimile No. +44 (0)1753 899808

If to Nakheel:	Nakheel, LLC
P.O. Box 1700
Dubai, United Arab Emirates

Attention: Hamid Kazim

9.2                               Governing Law; Arbitration.  This Agreement, and the application or interpretation thereof, shall be exclusively governed by its terms and by the internal laws of England.  In the event of any dispute between the parties arising out of or relating to this Agreement, representatives of the parties shall, within 21 days service of written notice from either party to the other (a “Dispute Notice”), hold a meeting (a “Dispute Meeting”) in an effort to resolve the dispute.  Each party shall use all endeavours to send a representative who has authority to settle the dispute to attend the Dispute Meeting.  Following the expiry of 30 days after the service of a Dispute Notice, any dispute which is not resolved, whether or not a Dispute Meeting has been held, shall at the request of either party, be referred to arbitration for final settlement under the Rules of the London Court of International Arbitration (the “Rules”) by one arbitrator who shall be appointed in accordance with the Rules.  The place of arbitration shall be London, and the language of the arbitration shall be English.

9.3                               Entire Agreement; Amendments; Waivers.  This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein.  The parties hereto, by mutual agreement in writing, may amend, modify and supplement this Agreement.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

9.4                               Execution in Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when KZL and Nakheel each shall have executed one counterpart.

9.5                               Partial Invalidity.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement but the parties hereto shall use their reasonable good faith efforts to modify or reformulate other provisions contained herein as necessary or appropriate to implement fully the provisions contained in this Agreement.

9.6                               No Third Party Beneficiaries.  Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto and permitted successors and assigns any right, remedy or claim under or by reason of this Agreement.

9.7                               Currency.  Unless otherwise specified in any of the Operative Documents, all transactions between the JV Entity and the parties or any of their respective Affiliates shall be denominated in U.S. dollars.

9.8                               Titles and Headings.  Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this agreement to be duly executed on their respective behalf by their respective officers thereunto duly authorized, as of the day and year first above written.

KERZNER INTERNATIONAL LIMITED,
a Bahamas corporation

By:	/s/ Charles D. Adamo
	Name:	Charles D. Adamo
	Title:	Executive Vice President
Corporate Development & General Counsel

NAKHEEL, LLC

By	/s/ Sultan Ahmed Bin Sulayem
Sultan Ahmed Bin Sulayem